AB* 3/13

08030338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

640 5th Avenue, 15th Floor
(No. and Street)

MAR 2 0 2008

THOMSON FINANCIAL

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Washington, DC
111

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2.28.08

Signature Date

President & Chief Executive Officer

Title

STATE OF NEW YORK

COUNTY OF NEW YORK

J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 28th day of February 2008.

Notary Public

CHRISTINA ISOPO
Notary Public - State of New York
NO. 01IS6089813
Qualified in Queens County
My Commission Expires 3/31/11

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane SA)
(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane SA,

We have audited the accompanying statement of financial condition of Exane Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

EXANE, INC.
(A Wholly-Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

ASSETS	
CASH AND CASH EQUIVALENTS	$ 16,802,327
RECEIVABLES	
Customers	26,761,724
Brokers, dealers and clearing organizations	5,980,504
Affiliate	1,647,586
SECURITIES OWNED, at fair value	9,496,410
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS—At cost (less accumulated depreciation and amortization of $658,028)	1,590,583
POST-RETIREMENT BENEFITS	
Funded status of defined benefit plan	158,343
PREPAID AND OTHER ASSETS	811,044
TOTAL ASSETS	$ 63,248,521
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued expenses	$ 6,191,690
PAYABLES	
Brokers, dealers and clearing organizations	26,761,724
Customers	5,553,999
Other	1,110,736
Total liabilities	39,618,149
STOCKHOLDER'S EQUITY	
Common stock, 0.01 par value—authorized, 1,000 shares; issued and outstanding	10
Additional paid-in capital	4,999,990
Accumulated comprehensive income	90,934
Retained earnings	18,539,438
Total stockholder's equity	23,630,372
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 63,248,521

See notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Exane, Inc. (the "Company") is a wholly-owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA"). The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of French and other European institutional investors. The Company deals primarily in securities of European issuers.

Basis of presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practices.

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned—Securities owned at December 31, 2007, consists of certificates of deposits with maturities greater than 90 days and money market mutual funds, including a $531,205 deposit that has been pledged to a landlord.

Furniture, Equipment, and Leasehold Improvements—Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated using the straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

Receivables and Payables from Brokers and Dealers—Receivables from brokers and dealers primarily consist of securities failed to deliver and customer commissions cleared through another U.S. broker dealer. Payables to brokers and dealers primarily consist of securities failed to receive.

Receivables and Payables from Customers—The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. The receivables are collateralized by securities failed by others for delivery to the Company, the value of which is reflected in the accompanying statement of financial condition.

Translation of foreign currency—Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Use of Estimates—In presenting the financial statement in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities (such as compensation bonus payable and taxes) and the disclosure of contingent assets and liabilities at December 31, 2007, as well as the reported amounts of income and expenses for

the year then ended. Therefore, actual results could differ from those estimates, resulting in a material impact to the financial position of the Company.

New Accounting Pronouncements— In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, with some exceptions. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on the Company's financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109* ("FIN 48"). This statement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. In February 2008, the FASB issued Staff Position No. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", which deferred the effective date of FIN No. 48 for certain non-public enterprises, as defined. The Company will adopt FIN 48 on January 1, 2008. The adoption of FIN 48 is not expected to have a material impact on the Company's statement of financial position.

The FASB released Statement No. 158 *Employer's Accounting for Defined Pension and Other Postretirement Plans* ("SFAS No. 158"), amending FASB Statements No. 87, 88, 106 and 132(R). This statement modifies financial reporting by requiring an employer to recognize the over-funded or under-funded status of its defined benefit post-employment plan (other than a multiemployer plan) as an asset or a liability in its statement of financial position and to recognize changes in that funded status in the year which the changes occur in the comprehensive income of the business entity. The adoption of SFAS No. 158 resulted in the recognition of a surplus of $90,934, net of tax, to accumulated comprehensive income, a component of stockholder's equity. For fiscal years ending after December 15, 2008 this statement also modifies financial reporting by requiring an employer to measure the funded status of the plan as of the date of its year-end financial position. The Company does not expect that this adoption will have a material effect on the Company's statement of financial position.

2. RELATED PARTY TRANSACTIONS

The Company executes, clears and acts as a custodian for securities transactions through another U.S. broker-dealer or a foreign affiliate. Most of their transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services, which is included in commission revenue or brokerage and clearance expenses. The statement of financial condition reflects the following related party balances as of, and for the year ended December 31, 2007:

Assets:	
Receivable from affiliate	$ 1,647,586
Receivable from brokers, dealers and clearing organizations	5,528,684
Liabilities:	
Payable to brokers, dealers and clearing organizations	$ 26,761,724

The receivable from affiliate balance represents the net commission fees receivable as of December 31, 2007.

3. INCOME TAXES

At December 31, 2007 a temporary difference arose upon the adoption of SFAS No. 158. This resulted in a deferred tax liability of $67,409 being recognized on the statement of financial condition. This deferred tax liability has been taken as an adjustment to accumulated other comprehensive income.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan—The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan—The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). At December 31, 2007, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

The plan has less than seven years of investing history and has been very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% - 5% for long term government bonds and 8% - 12% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2007.

For the year ending December 31, 2008, the expected minimum pension contribution is $200,000. This amount includes $100,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, no benefit payments are expected between 2006 and 2012. Expected payments for the five years subsequent to 2013 are $216,000.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation—beginning of year	$ 1,706,592
Service cost	279,241
Interest cost	101,555
Actuarial gains	(227,172)
Insurance premiums	-
Benefits paid	(290,836)
Changes due to amendments	-
Benefits obligation—end of year	$ 1,569,380

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value—beginning of year	$1,484,710
Actual return on plan assets	192,376
Employer contribution	458,000
Insurance premiums	-
Benefits paid	(290,836)
Fair value—end of year	1,844,250

The financial status for fiscal 2007 is as follows:

Funded status	$ 274,870
Unrecognized prior service gain	(54,901)
Unrecognized net loss	(103,532)
(Accrued)/Prepaid pension cost	$ 116,437

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2007:

Discount rate	6.00 %
Expected return on plan assets	6.00 %
Rate of compensation increase	3.00 %
Measurement date - December 31, 2007	

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2007:

Discount rate	5.75 %
Expected return on plan assets	6.00 %
Rate of compensation increase	3.00 %
Measurement date - December 31, 2007	

5. COMMITMENTS AND CONTINGENCIES

Leases—The Company occupies office space under noncancelable lease with initial or remaining terms approximately five years. Future minimum payments are as follows:

2008	$ 617,830
2009	634,905
2010	669,055
2011	669,055
2012	669,055
2013 and thereafter	4,716,497
	$7,976,397

Guarantees—The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial position for these transactions.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers, brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2007, net capital of $17,443,054 which exceeded the required net capital minimum of $250,000 by $17,193,054.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

Exane, Inc.
640 Fifth Ave. 15th FL
New York, NY 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 28, 2008 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END